UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

42 Hatzikyriakou Avenue
Piraeus, Athens J3 185 38
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit1 is a copy of the press release of Aegean Marine Petroleum Network Inc. (the “Company”), dated November 6, 2007, announcing third quarter and nine month 2007 financial results.

Attached as Exhibit 2 is a copy of the press release of the Company, dated November 6, 2007, announcing the receipt of a commitment letter to enter into a new $300 million senior secured credit facility.

Exhibit 1

CONTACTS:
Ziad Nakhleh	E. Nikolas Tavlarios	Investor Relations:
Chief Financial Officer	President	Leon Berman, Principal
(011) 30-210-458-6200	(212) 763-5659	The IGB Group
znakhleh@ampni.com	ntavlarios@ampni.com	(212) 477-8438

Aegean Marine Petroleum Network Inc.
Announces Third Quarter and Nine Month 2007 Financial Results

PIRAEUS, Greece, November 6, 2007 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, today announced financial and operating results for the third quarter and nine months ended September 30, 2007.

Third Quarter 2007 and Year-to-Date Highlights

•
Recorded net income of $7.8 million, or $0.19 basic and $0.18 diluted earnings per share, in Q3 2007 and $21.5 million, or $0.51 basic and diluted earnings per share for the nine months ended September 30, 2007

•	Increased sales volumes to 897,147 metric tons in Q3 2007 and 2,410,874 metric tons for the nine months ended September 30, 2007
•	Generated gross spread on marine petroleum products of $22.3 million in Q3 2007 and $60.4 million for the nine months ended September 30, 2007
•	Recorded operating income of $8.9 million in Q3 2007 and $22.0 million for the nine months ended September 30, 2007
•	Expanded marine fuel logistics infrastructure
o	Took delivery of the Milos, a newly-built 4,602 dwt double hull bunkering tanker, on July 9, 2007
o	Took delivery of the Hope, a 1980-built 11,910 dwt double hull bunkering tanker, on August 24, 2007
o
Announced plans to launch a new service center located in Ghana on the Gulf of Guinea in West Africa during the fourth quarter of 2007, expanding the Company’s global network of marine fuel service centers

▪	Took delivery of the Leader, a 1985-built 83,894 dwt double hull Aframax tanker to be used as a floating storage facility, on September 21, 2007
o	Completed the acquisition of Bunkers at Sea, a Belgium-based marketer and independent physical supplier of marine fuel to vessels in port and at sea, on October 10, 2007
▪
Concurrently purchased and took delivery of the Sara, a 1990-built and 2003-upgraded 7,389 double hull bunkering tanker, and the Vera, a 1985-built 3,728 single hull bunkering tanker, which were operated by Bunkers at Sea

o	Completed the acquisition of Portland Bunkers International Ltd., a Portland, U.K.-based marine fuel terminal owner and operator, on November 1, 2007

▪	Aegean plans to deploy two bunkering tankers to this market

The Company recorded net income of $7.8 million, or $0.19 basic and $0.18 diluted earnings per share, for the three months ended September 30, 2007. For purposes of comparison, the Company reported net income of $9.5 million, or $0.34 basic and diluted earnings per share, for the three months ended September 30, 2006. Following the Company’s $201 million initial public offering (IPO) in December 2006, the weighted average basic and diluted shares outstanding for the three months ended September 30, 2007 were 42,410,000 and 42,532,289, respectively. The weighted average basic and diluted shares outstanding for the three months ended September 30, 2006 were 28,035,000.

Total revenues for the three months ended September 30, 2007, increased by 55.9% to $355.9 million compared to $228.3 million for the same period in 2006. For the three months ended September 30, 2007, sales of marine petroleum products increased by 58.3% to $354.7 million compared to $224.0 million for the three months ended September 30, 2006.

Results for the third quarter of 2007 were driven by a 22.5% increase in the gross spread on marine petroleum products to $22.3 million compared to $18.2 million for the same period in 2006. For the three months ended September 30, 2007, the volume of marine fuel sold increased 38.4% to 897,147 metric tons compared to 648,073 metric tons for the three months ended September 30, 2006. Sales volumes in Gibraltar and the United Arab Emirates (UAE) recorded strong growth mainly as a result of the successful implementation of floating storage facilities in those markets. Sales volumes in Singapore also increased due to the deployment of two additional bunkering tankers in 2007. During the three months ended September 30, 2007, the gross spread per metric ton of marine fuel sold declined by $3.2 per metric ton, to $24.8 per metric ton, compared to $28.0 per metric ton during the same period in 2006.

Operating income for the third quarter of 2007 was $8.9 million compared to $10.5 million for the same period in 2006. Operating expenses, excluding the cost of fuel and cargo transportation costs (both of which are included in the calculation of gross spread on marine petroleum products explained above), increased to $14.6 million for the three months ended September 30, 2007 compared to $12.0 million for the same period in 2006.  The increase in Aegean’s operating expenses, excluding the cost of fuel and cargo transportation costs, during the third quarter of 2007 was primarily due to higher general and administrative costs associated with Aegean becoming a public company in December of 2006.  These costs are anticipated to stabilize by the end of 2007.  Operating expenses, excluding the cost of fuel and cargo transportation costs, also increased due to a larger fleet of bunkering tankers owned and operated by the Company and higher amortization of drydocking costs, as well as floating storage costs in Gibraltar and Fujairah which did not apply during the three months ended September 30, 2006.

E. Nikolas Tavlarios, President, commented, “Our strong results for the third quarter are testimony to management’s continued success in the execution of our well-capitalized growth plan. During the quarter, we announced our plan to launch a new service center located in Ghana on the Gulf of Guinea in West Africa. By expanding our global network of marine fuel service centers, we expect to take advantage of the considerable ship traffic throughout this region and enhance our reputation in the marine fuel logistics industry. Building on this success, we made the strategic acquisition of Bunkers at Sea, one of the only offshore suppliers of marine fuel in Northern Europe, in October. As we enter into these new markets with attractive growth potential, we plan to leverage our strong customer base to further expand our fuel sales volumes in both the near term and the long term for the benefit of our shareholders.”

Mr. Tavlarios continued, “During a time when we expanded our global network for the physical supply of marine fuel, we also significantly increased our delivery capabilities.  Specifically, in the third quarter, we took delivery of the Milos, a newly-built, 4,602 dwt double hull bunkering tanker, and the Hope, a 1980-built 11,910 dwt double hull bunkering tanker. In addition, we acquired two bunkering tankers related to our acquisition of Bunkers at Sea. As we continued to grow our fleet of bunkering tankers, we recently took delivery of the Leader, a 1985-built 83,894 dwt double hull Aframax tanker, which we plan to use as a floating storage facility. Given the notable expansion of our marine fuel logistics infrastructure, Aegean has further strengthened its ability to capitalize on the strong industry fundamentals and increase the Company’s future earnings potential.”

For the nine months ended September 30, 2007, the Company recorded net income of $21.5 million, or $0.51 basic and diluted earnings per share, compared to net income of $18.3 million, or $0.65 basic and diluted earnings per share, for the nine months ended September 30, 2006. The weighted average basic and diluted shares outstanding for the nine months ended September 30, 2007 were 42,410,000 and 42,475,004, respectively. The weighted average basic and diluted shares outstanding for the nine months ended September 30, 2006 were 28,035,000.

Total revenues for the first nine months in 2007 increased by 41.2% to $852.3 million compared to $603.7 million for the same period in 2006. For the nine months ended September 30, 2007, sales of marine petroleum products increased by 42.9% to $848.6 million compared to $593.7 million for the same period in 2006.

Results for the nine months ended September 30, 2007 were led by a 37.3% increase in the gross spread on marine petroleum products to $60.4 million compared to $44.0 million for the same period in 2006. For the nine months ended September 30, 2007, the volume of marine fuel sold increased 40.9% to 2,410,874 metric tons compared to 1,711,397 metric tons for the same period in 2006. Sales volume during the first nine months of 2007 included nine months of sales related to the Company’s service center in Singapore, which commenced physical supply operations in June 2006, compared to four months of physical supply sales in this market during the first nine months of 2006. During the nine months ended September 30, 2007, the gross spread per metric ton of marine fuel sold declined by $0.6 per metric ton, to $24.9 per metric ton, compared to $25.5 per metric ton during the nine months ended September 30, 2006.

Operating income for the nine months ended September 30, 2007 was $22.0 million compared to $23.1 million for the same period in 2006.

Ziad Nakhleh, Chief Financial Officer, stated, “Our financial performance for the third quarter and nine months ended September 30, 2007 demonstrates management’s continued success in growing fuel sales volumes. During the third quarter, we utilized our expanded delivery capabilities to achieve strong growth in our Singapore service center and benefited from the deployment of floating storage facilities in Gibraltar and the UAE. We also drew upon our extensive working capital resources to finance an expansion in our sales volumes during a period of escalating marine fuel prices. As oil prices continue to increase, we believe that our strong working capital base and a low debt-to-capital ratio position us well to continue to meet the growing demand for our comprehensive marine fuel delivery services as we further expand our international presence and delivery capabilities.”

Liquidity and Capital Resources
As of September 30, 2007, the Company had cash and cash equivalents of $6.5 million and working capital of $79.7 million.

Net cash used in operating activities was $32.3 million for the three months ended September 30, 2007. Net income, as adjusted for non-cash items, was $11.0 million for the period.  However, the net positive change in working capital accounts utilized $42.4 million in cash during the period and the Company made drydocking payments of $0.9 million during the period. Net cash used in operating activities was $43.2 million for the nine months ended September 30, 2007.

Net cash used in investing activities was $40.1 million for the three months ended September 30, 2007, mainly due to additional payments of $11.0 million under the Company’s construction contracts with the shipyards as well as payments totaling $28.8 million relating to the acquisition of assets, including the purchase of two secondhand tankers, the Leader and the Hope. Net cash used in investing activities was $77.2 million for the nine months ended September 30, 2007.

Net cash provided by financing activities was $32.9 million for the three months ended September 30, 2007, mainly due to the increase in short-term borrowings of $26.0 million used to finance working capital requirements and the purchase of secondhand tankers, and additional drawdowns of $7.4 million under the Company’s term loan facilities to finance a portion of the Company’s construction costs of its vessels. Net cash provided by financing activities was $44.5 million for the nine months ended September 30, 2007.

As of September 30, 2007, the Company had approximately $30.5 million in available liquidity to finance additional working capital requirements, which includes unrestricted cash and cash equivalents and an available overdraft line under the Company’s $183.4 million senior secured credit facility. Furthermore, as of September 30, 2007, the Company had a $100.0 million revolving guarantee and letter of credit facility under the Company’s $183.4 million senior secured credit facility. Standby letters of credit are critical drivers of growth in the marine fuel industry as most suppliers of refined marine fuel transact on a secured basis. As of September 30, 2007, the Company had available funds of approximately $180.2 million under the Company’s secured term loans to finance the construction of its new double-hull bunkering tankers.

Expansion of Marine Fuel Logistics Infrastructure
On July 9, 2007, Aegean took delivery of the Milos, a newly-built, 4,602 dwt double hull bunkering tanker, which has been deployed to the Company’s Singapore service center.

On August 24, 2007, the Company took delivery of the Hope, a 1980-built 11,910 dwt double hull bunkering tanker, which is expected to operate out of the Company’s service center located in the United Arab Emirates following the completion of certain modifications to comply with double hull MARPOL and EU requirements.

On September 4, 2007, the Company announced plans to launch a new service center located in Ghana on the Gulf of Guinea in West Africa, expanding the Company’s global network of marine fuel service centers.

On September 21, 2007, Aegean took delivery of the Leader, a 1985-built 83,894 dwt double hull Aframax tanker to be used as a floating storage facility in the Company’s new service center in West Africa.

On October 10, 2007, Aegean completed the acquisition of Bunkers at Sea, a Belgium-based marketer and independent physical supplier of marine fuel to vessels in port and at sea. Concurrently, Aegean purchased and took delivery of the Sara, a 1990-built and 2003-upgraded 7,389 double hull bunkering tanker, and the Vera, a 1985-built 3,728 single hull bunkering tanker, which were operated by Bunkers at Sea.

Aegean also cancelled the purchase of the Angeles B, a 1980-built 11,474 dwt double-hull bunkering tanker.  Aegean has already taken delivery of four bunkering tankers acquired in the secondary market in 2007 and intends to acquire a fifth bunkering tanker in the secondary market by the end of the year.

Summary Consolidated Financial and Other Data

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Sales of marine petroleum products	$224,029	$354,668	$593,723	$848,589
Voyage and other revenues	4,236	1,213	9,991	3,693
Total revenues	228,265	355,881	603,714	852,282
Cost of marine petroleum products sold	205,861	330,090	549,720	785,906
Salaries, wages and related costs	3,013	5,059	8,868	14,830
Depreciation and amortization	1,707	2,324	3,885	6,611
Gain on sale of vessel	-	-	-	2,693
All other operating expenses	7,233	9,520	18,094	25,646
Operating income	10,451	8,888	23,147	21,982
Net financing cost	1,022	483	3,064	(352)
Other non-operating expenses (income)	(23)	557	1,759	851
Net income	$9,452	$7,848	$18,324	$21,483

Basic earnings per share (U.S. dollars)	$0.34	$0.19	$0.65	$0.51
Diluted earnings per share (U.S. dollars)	$0.34	$0.18	$0.65	$0.51

Other Financial Data:
Gross spread on marine petroleum products(1)	$18,168	$22,263	$44,003	$60,368
Gross spread on lubricants(1)	48	45	363	395
Gross spread on marine fuel(1)	18,120	22,218	43,640	59,973
Gross spread per metric ton of marine fuel sold (U.S. dollars) (1)	28.0	24.8	25.5	24.9
Net cash provided by (used in) operating activities	(5,980)	(32,320)	14,634	(43,226)
Net cash used in investing activities	18,153	40,139	34,706	77,205
Net cash provided by financing activities	$18,021	$32,895	$29,290	$44,462

Sales Volume Data (Metric Tons): (2)
Greece service center	130,292	104,048	394,952	316,506
Gibraltar service center	223,099	291,888	511,851	843,073
UAE service center	132,973	202,914	402,136	480,617
Jamaica service center	123,366	143,802	307,317	432,566
Singapore service center	34,625	150,582	78,650	321,984
Other sales volumes(3)	3,718	3,913	16,491	16,128
Total sales volumes	648,073	897,147	1,711,397	2,410,874

Other Operating Data:
Number of operating bunkering tankers, end of period(4)	12.0	14.0	12.0	14.0
Average number of operating bunkering tankers(4)(5)	11.7	13.6	10.8	12.7
Number of operational floating storage facilities, end of period(6)	-	2.0	-	2.0

	As of December 31, 2006	As of September 30, 2007
		Unaudited
	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	82,425	6,456
Gross trade receivables	67,909	129,184
Allowance for doubtful accounts	1,106	1,763
Inventories	30,634	44,690
Current assets	183,742	193,192
Total assets	315,877	401,838
Trade payables	62,075	77,970
Current liabilities (including current portion of long-term debt)	68,019	113,368
Total debt	33,496	79,705
Total liabilities	100,878	165,417
Total stockholder’s equity	214,999	236,421

Working Capital Data:
Working capital(7)	115,723	79,824
Working capital excluding cash and debt(7)	33,381	100,676

(1)
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil  (“MFO”) or marine gas oil (“MGO”). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold, i.e. the amount the Company pays its suppliers for those products as well as the transportation costs of the marine fuel to the Company.  For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company’s related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the customer. For arrangements in which the Company purchases cargos for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or be incurred separately from a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2006	2007	2006	2007
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	224,029	354,668	593,723	848,589
Less: Cost of marine petroleum products sold	(205,861)	(330,090)	(549,720)	(785,906)
Less: Cargo transportation costs	-	(2,315)	-	(2,315)
Gross spread on marine petroleum products	18,168	22,263	44,003	60,368
Less: Gross spread on lubricants	(48)	(45)	(363)	(395)
Gross spread on marine fuel	18,120	22,218	43,640	59,973

Sales volume of marine fuel (metric tons)	648,073	897,147	1,711,397	2,410,874

Gross spread per metric ton of marine fuel sold (U.S. dollars)	28.0	24.8	25.5	24.9

The amount that the Company has to pay for marine petroleum products to fulfil a customer order has been the primary variable in determining the prices quoted to customers. Therefore, the Company evaluates gross spread per metric ton of marine fuel sold in pricing individual transactions and in long-term strategic pricing decisions. The Company actively monitors its pricing and sourcing strategies in order to optimize its gross spread on marine petroleum products. The Company believes that this measure is important to investors because it is an effective intermediate performance measure of the strength of the Company’s operations.

Gross spread on marine petroleum products, including gross spread on marine fuel and gross spread on lubricants, and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measure of other companies. These measures do not reflect certain direct or indirect costs of delivering marine petroleum products to the Company’s customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses or overhead costs) or other costs of doing business.

For all periods presented, the Company purchased marine petroleum products in Greece from its related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin.

(2)
Sales volume data details the volume of marine fuel sold per service center. Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company’s service centers include its operational physical supply operations in the United Arab Emirates, Gibraltar, Jamaica and Singapore, as well as Greece, where the Company conducts operations through its related company, Aegean Oil.

Sales volumes of marine fuel attributed to each service center are based on the point-of-delivery geographical location of the customer vessels.

(3)
Other sales volumes represent sales volumes of marine fuel not attributed to any of the Company’s service centers.  From time to time, the Company conducts limited marine fuel trading activities, generally in locations where the Company does not have service centers.  This business involves activities whereby the Company contracts with third party physical suppliers to sell the Company marine fuel and to deliver the marine fuel to a customer in the relevant port. These trading activities do not involve the Company’s physical possession of marine fuel and require less complex logistical operations, and infrastructure. As such, the Company typically earns a significantly lower gross spread from its trading activities than from its physical supply activities.

(4)	This data does not include the Company’s Panamax tankers, the Fos and the Ouranos, and the Company’s Aframax tanker, the Leader, because these vessels are classified as floating storage facilities.

(5)
Average number of bunkering tankers is the number of operating bunkering tankers in the Company’s fleet for the relevant period, as measured by the sum of the number of days each bunkering tanker was used as a part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.

(6)
As of September 30, 2007, the Company used its double hull Panamax tankers, the Fos and the Ouranos, as floating storage facilities in Gibraltar and the United Arab Emirates, respectively. As of September 30, 2007, the Company’s newly-purchased Aframax tanker, the Leader, had not been positioned in Ghana and had been deployed for hire in the international spot market.

The ownership of floating storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of floating storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

(7)
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

Third Quarter 2007 Dividend Announcement
On November 6, 2007, the Company’s Board of Directors declared a third quarter 2007 dividend of $0.01 per share payable on December 6, 2007 to shareholders of record as of November 21, 2007. The dividend amount was determined in accordance with the Company’s dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company’s Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast at 8:30 a.m. ET on Wednesday, November 7, 2007, to discuss its 2007 third quarter results.  Investors may access the webcast, and related slide presentation, by visiting the Company’s website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing 877-795-3648 (for U.S.-based callers) or 719-325-4751 (for international callers) and enter the passcode: 5142167.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through November 21, 2007, by dialing 888-203-1112 (for U.S.-based callers) or 719-457-0820 (for international callers) and enter the passcode: 5142167.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is a marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  The Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users through its service centers in Greece, Gibraltar, Singapore, Jamaica, the United Arab Emirates, Belgium, and the United Kingdom and plans to commence physical supply operations in its recently established service center in Ghana by the end of the year.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See unaudited consolidated financial statements attached)

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
 AS OF DECEMBER 31, 2006 AND SEPTEMBER 30, 2007
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2006	September 30, 2007

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$82,425	$6,456
Trade receivables, net of allowance for doubtful accounts of $1,106 and $1,763, as of December 31, 2006 and September 30, 2007, respectively	66,803	127,421
Due from related companies	469	4,542
Inventories	30,634	44,690
Prepayments and other current assets	2,661	9,333
Restricted cash	750	750
Total current assets	183,742	193,192

FIXED ASSETS:
Advances for vessels under construction and acquisitions	46,779	72,654
Vessels, cost	70,943	125,862
Vessels, accumulated depreciation	(9,662)	(12,206)
Vessels’ net book value	61,281	113,656
Other fixed assets, net	1,206	1,251
Total fixed assets	109,266	187,561

OTHER NON-CURRENT ASSETS:
Restricted cash	12,336	11,638
Deferred charges, net	10,519	9,423
Other non-current assets	14	24
Total assets	$315,877	$401,838

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$-	$26,000
Current portion of long-term debt	833	2,058
Trade payables to third parties	42,872	63,800
Trade payables to related companies	19,203	14,170
Other payables to related companies	125	209
Accrued and other current liabilities	4,986	7,131
Total current liabilities	68,019	113,368

LONG-TERM DEBT, net of current portion	32,663	51,647

OTHER NON-CURRENT LIABILITIES	196	402

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 42,410,000 shares, issued and outstanding at December 31, 2006 and September 30, 2007	424	424
Additional paid-in capital	185,103	186,320
Retained earnings	29,472	49,677
Total stockholders’ equity	214,999	236,421

Total liabilities and stockholders’ equity	$315,877	$401,838

The accompanying condensed consolidated notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007
(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Nine Months Ended September 30,
	2006	2007

REVENUES:
Sales of marine petroleum products – third parties	$582,163	$838,921
Sales of marine petroleum products – related companies	11,560	9,668
Voyage revenues	8,882	2,872
Other revenues	1,109	821

Total revenues	603,714	852,282

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	425,852	678,025
Cost of marine petroleum products sold – related companies	123,868	107,881
Salaries, wages and related costs	8,868	14,830
Depreciation	2,911	4,200
Amortization of drydocking costs	974	2,411
Management fees	148	54
Gain on sale of vessel	-	(2,693)
Other operating expenses	17,946	25,592

Total operating expenses	580,567	830,300

Operating income	23,147	21,982

OTHER INCOME/(EXPENSE):
Write-off of deferred IPO costs	(1,588)	-
Interest and finance costs	(3,606)	(1,495)
Interest income	542	1,847
Foreign exchange losses, net	(166)	(850)
	(4,818)	(498)

Income before income taxes	18,329	21,484

Income taxes	(5)	(1)

Net income	$18,324	$21,483

Basic earnings per common share	$0.65	$0.51
Diluted earnings per common share	$0.65	$0.51

Weighted average number of shares, basic	28,035,000	42,410,000
Weighted average number of shares, diluted	28,035,000	42,475,004

The accompanying condensed consolidated notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Nine Months Ended September 30,
	2006	2007
Cash flows from operating activities:
Net income	$18,324	$21,483
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,911	4,200
Provision for doubtful accounts	499	657
Share-based compensation	-	1,217
Amortization of deferred charges	1,018	2,584
Gain on sale of vessel	-	(2,693)
Changes in assets and liabilities
Increase in trade receivables	(13,923)	(61,275)
Decrease (increase) in due from related companies	1,104	(4,073)
Increase in inventories	(13,095)	(14,056)
Increase in prepayments and other current assets	(2,836)	(6,672)
Increase in trade payables	23,001	15,895
Increase (decrease) in other payables to related companies	(40)	84
Increase in accrued and other current liabilities	2,205	2,145
Decrease (increase) in other non-current assets	790	(10)
Increase in other non-current liabilities	70	206
Payments for dry-docking	(5,394)	(2,918)
Net cash provided by (used in) operating activities	14,634	(43,226)

Cash flows from investing activities:
Advances for vessels under construction	(13,658)	(29,526)
Advances for vessel acquisitions	(34,895)	(56,492)
Net proceeds from sales of vessels	12,900	8,276
Purchase of other fixed assets	(23)	(161)
Decrease in restricted cash	970	698
Net cash used in investing activities	(34,706)	(77,205)

Cash flows from financing activities:
Proceeds from long-term debt	27,433	20,209
Repayment of long-term debt	(3,378)	-
Net change in short-term borrowings	9,512	26,000
Financing costs paid	(277)	(469)
Dividends paid	(4,000)	(1,278)
Net cash provided by financing activities	29,290	44,462

Net increase (decrease) in cash and cash equivalents	9,218	(75,969)
Cash and cash equivalents at beginning of period	7,602	82,425
Cash and cash equivalents at end of period	$16,820	$6,456

The accompanying condensed consolidated notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (“Aegean”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that might be expected for the fiscal year ended December 31, 2007.

The unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s audited combined and consolidated financial statements and footnotes thereto as of and for the year ended December 31, 2006.

2.      Adoption of New Accounting Standards:

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”).  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007.  The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s financial statements.

In September 2006, the FASB issued Staff Position (“FSP”) AUG AIR-1, "Accounting for Planned Major Maintenance Activities" (“FSP AUG AIR-1”). This FSP amends certain provisions in the American Institute of Certified Public Accountants Industry Audit Guide, "Audits of Airlines," and Accounting Principles Board (“APB”) Opinion No. 28, "Interim Financial Reporting." FSP AUG AIR-1 prohibits the use of the currently-allowed accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial statements. This guidance is effective for the first fiscal period beginning after December 15, 2006. The Company follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. The deferral method of accounting continues to be permitted under FSP AUG AIR-1. The adoption of this FSP did not have a material impact on the Company’s financial statements.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

2.      Adoption of New Accounting Standards: (Continued)

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurement” (“SFAS 157”). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.”  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The adoption of SFAS No. 159 is not expected to have a material impact on the Company’s financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” (“SFAS 155”).  SFAS 155 amends SFAS No. 133 and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.”  SFAS 155 was effective for the Company for all financial instruments acquired or issued after January 1, 2007 and did not have a material impact on the Company’s financial statements.

3.      Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2006	September 30, 2007
Held for sale:
Marine Fuel Oil	21,535	35,934
Marine Gas Oil	7,972	7,034
	29,507	42,968
Held for consumption:
Marine fuel	654	1,182
Lubricants	394	479
Victuals	79	61
	1,127	1,722

Total	30,634	44,690

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)
        (Expressed in thousands of U.S. dollars –
       except share and per share data, unless otherwise stated)

4.      Advances for Vessels Under Construction and Acquisitions:

During the nine months ended September 30, 2007, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2007	46,779
Advances for vessels under construction and related costs	29,526
Payments for second hand vessel acquisitions and related costs	56,492
Vessels delivered and operational	(60,143)
Balance, September 30, 2007	72,654

On May 25, 2007, and in connection with the call option agreement with the Fujian Southeast Shipyard (“Fujian”), the Company signed five separate shipbuilding contracts with Fujian for five 3,800 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3500-11 to 15). The construction price of each contract is $7,890, of which $755 is payable in advance, $1,132 is payable upon steel-cutting, $1,132 is payable upon keel-laying, $1,133 is payable upon launching and $3,738 is payable upon delivery and acceptance.

On June 27, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Panamanian-flagged 11,474 dwt (built in 1980) double hull bunkering tanker, M/T Angeles B. The purchase price of the vessel is $7,000, of which a 10% advance, of $700 was paid, and the remainder is payable upon delivery of the vessel.

On August 10, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Bahamas-flagged 8,736 dwt (built in 1980) single-hull oil products tanker, M/T Arion (subsequently renamed “Hope”). The purchase price of this vessel was $4,450 and the delivery of the vessel occurred on August 24, 2007. As of September 30, 2007, this vessel is in process of being converted into a double hull tanker. Accordingly, these conversion costs will be capitalized as part of the acquisition cost of this asset. This asset is expected to be operational within November 2007. As of September 30, 2007, the cost of this asset includes $250 of amounts which were not included in the contract price of the vessel but which were material costs incurred upon acquisition.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)
        (Expressed in thousands of U.S. dollars –
       except share and per share data, unless otherwise stated)

4.  Advances for Vessels Under Construction and Acquisitions: (Continued)

The amounts shown in the accompanying consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related costs incurred during the construction periods which were capitalized.

As of September 30, 2007, advances for vessels under construction and acquisitions, is analyzed as follows:

			September 30, 2007
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total
Fujian Shipyard
DN-3500-2	2007	8,425	4,593	370	4,963
DN-3500-3	2007	8,425	4,593	307	4,900
DN-3500-4	2007	8,425	4,593	192	4,785
DN-3500-5	2007	8,425	2,952	122	3,074
DN-3500-6	2008	8,425	1,933	58	1,991
DN-3500-7	2008	8,425	1,933	48	1,981
DN-3500-8	2008	8,425	1,932	101	2,033
DN-3500-9	2008	8,425	1,932	88	2,020
DN-3500-10	2008	8,425	757	78	835
DN-3500-11*	2009	7,890	755	9	764
DN-3500-12*	2009	7,890	755	9	764
DN-3500-13*	2009	7,890	755	9	764
DN-3500-14*	2009	7,890	755	9	764
DN-3500-15*	2009	7,890	755	9	764
Severnav Shipyard
N 2220000	2007	11,348	3,725	301	4,026
N 2230007	2008	11,278	4,506	375	4,881
Qingdao Hyundai Shipyard
QHS-207	2009	11,600	4,080	59	4,139
QHS-208	2009	11,600	2,000	59	2,059
QHS-209	2009	11,600	2,000	59	2,059
QHS-210	2009	11,600	2,000	59	2,059
QHS-215	2009	11,600	2,000	59	2,059
QHS-216	2009	11,600	2,000	59	2,059
QHS-217	2009	11,600	2,000	59	2,059
QHS-220	2008	11,000	4,940	178	5,118
QHS-221	2008	11,000	2,900	138	3,038
QHS-222	2009	11,000	1,020	74	1,094
QHS-223	2009	11,000	1,020	74	1,094
QHS-224	2009	11,000	1,020	88	1,108
Acquired Assets
Hope	2007	4,450	4,450	250	4,700
Angeles B	2007	7,000	700	-	700

	Total	285,551	69,354	3,300	72,654

* Contract amount does not include the contract with the engineering firm which, as of September 30, 2007, was not signed. This contract is expected to be signed during the fourth quarter of 2007.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)
        (Expressed in thousands of U.S. dollars –
       except share and per share data, unless otherwise stated)

4.  Advances for Vessels Under Construction and Acquisitions: (Continued)

As of September 30, 2007, the remaining obligations under these contracts are payable as follows:

Amount
October 1 to December 31, 2007	52,821
2008	95,843
2009	67,533
216,197

5.      Vessels:

During the nine months ended September 30, 2007, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2007	70,943	(9,662)	61,281
- Vessels acquired and delivered	60,143	-	60,143
- Disposals	(5,224)	1,540	(3,684)
- Depreciation	-	(4,084)	(4,084)
Balance, September 30, 2007	125,862	(12,206)	113,656

On February 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Liberian-flagged 67,980 dwt (built in 1983) double-hull Panamax tanker, the Ouranos, for use as a floating storage facility. Upon delivery, the vessel underwent modifications to its infrastructure, which modifications are critical for its use as a floating storage facility. On August 7, 2007, the vessel was operational at the Company’s service center in Fujairah. The total capitalized cost of this asset, of $18,378, includes $6,628 of amounts which were not included in the contract price of the vessel but which were material costs incurred upon acquisition.

On April 17, 2007, the Company sold the vessel, Aegean Hellas, to a third-party purchaser for an aggregate price of $8,791. The gain on sale of $2,693 resulted from the sale price reduced by the related sales expense of $515, the carrying value of the asset of $3,684 and the carrying value of unamortized dry-docking costs of $1,899, which is separately reflected in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2007.

On May 9, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Swedish-flagged 7,030 dwt (built in 1991) double hull bunkering tanker, M/T Nautilus (renamed “Aegean Princess”). The capitalized cost of $12,241 includes the purchase price of the vessel of $12,000 and capitalized costs of $241. The delivery of the vessel occurred on May 25, 2007.

On August 6, 2007, the newly-constructed bunkering tanker, DN-3500-1 (subsequently named “Milos’), was operational in the Company’s service center in Singapore. The capitalized cost of this vessel of $9,051, includes the construction cost of the vessel of $8,425 and capitalized costs of $626.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)
        (Expressed in thousands of U.S. dollars –
       except share and per share data, unless otherwise stated)

 5.   Vessels: (Continued)

On August 31, 2007, the Company signed a Memorandum of Agreement with a third-party seller for the purchase of a Panamanian-flagged 83,890 dwt (built in 1985) double hull Aframax tanker, M/T Berana (renamed “Leader”). The capitalized cost of $20,473 includes the purchase price of the vessel of $20,100 and capitalized costs of $373. The delivery of the vessel occurred on September 21, 2007.

6.      Deferred Charges:

During the nine months ended September 30, 2007, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2007	9,884	635	10,519
- Additions	2,918	469	3,387
- Disposals	(1,899)	-	(1,899)
- Amortization	(2,411)	(173)	(2,584)
Balance, September 30, 2007	8,492	931	9,423

The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of operations. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of operations.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)
        (Expressed in thousands of U.S. dollars –
       except share and per share data, unless otherwise stated)

7.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheets as follows:

Loan Facility	December 31, 2006	September 30, 2007

Short-term borrowings:
Overdraft facility under secured senior credit facility dated 12/19/2006	-	26,000
Total short-term borrowings	-	26,000

Long-term debt:
Secured syndicated term loan dated 10/26/2005	13,503	14,537
Secured syndicated term loan dated 8/30/2005	4,964	8,636
Secured term loan facility under secured senior credit facility dated 12/19/2006	-	12,108
Secured term loan dated 2/10/2006	4,175	-
Secured term loan dated 10/25/2006	2,350	3,760
Secured term loan dated 10/27/2006	1,504	3,008
Secured syndicated term loan dated 10/30/2006	7,000	8,500
Secured term loan dated 7/5/2007	-	3,156
Total long-term debt	33,496	53,705
Less: Current portion of long-term debt	(833)	(2,058)
Long-term debt, net of current portion	32,663	51,647

On July 5, 2007, the Company concluded a secured term loan from an international bank for an amount of $37,560 to partially finance the construction costs of vessels DN-3500-11, DN-3500-12, DN-3500-13, DN-3500-14 and DN-3500-15. The loan is available in five tranches of $7,512 each. Each tranche is repayable in 40 consecutive quarterly installments of $187 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance. The loan bears interest at LIBOR plus 0.90% prior to the delivery of each vessel and at LIBOR plus 0.85% post delivery of each vessel. The loan is collateralized by a first priority mortgage over each of the vessels. As of September 30, 2007, the Company had $3,156 outstanding under this facility.

As of September 30, 2007, the Company had an available unutilized overdraft line of $24,000 under its secured senior credit facility, and had an available unutilized aggregate amount of $179,068 under its secured term loan facilities.

The annual principal payments of long-term debt required to be made after September 30, 2007, are as follows:

Amount
October 1 to December 31, 2007	140
2008	2,725
2009	3,628
2010	4,111
2011	3,805
2012 and thereafter	39,296
53,705

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)
        (Expressed in thousands of U.S. dollars –
       except share and per share data, unless otherwise stated)

8.      Other Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Nine Months Ended September 30,
	2006	2007
Bunkering tanker voyage expenses	709	227
Bunkering tanker insurance	811	954
Bunkering tanker repairs and maintenance	1,305	1,973
Bunkering tanker spares and consumable stores	964	1,353
Bunkering tanker consumption of marine petroleum products	2,605	4,874
Cargo transportation	-	2,315
Provision for doubtful accounts	499	658
Operating costs of Aegean Hellas	4,759	2,926
Operating costs of storage facilities	1,231	752
Other	5,063	9,560
Total	17,946	25,592

9.	Contingencies:

On November 30, 2005, an unrelated third party filed a declaratory action against the Company before the First Instance Court of Piraeus. The plaintiff asserts that he was instrumental in the negotiation of the Company’s Fuel Purchase Agreement with a government refinery in Jamaica, and seeks a judicial affirmation of his alleged contractual right to receive a commission of $1 per metric ton sold over the life of that contract, which as per the plaintiff’s calculation, amounts to $10,080 over a period of 12 years. In 2007, the Court of First Instance ruled that the claim is maritime-related and not within its jurisdiction. Accordingly, the claim was referred to the Maritime Disputes Division of the Court of First Instance in Piraeus. The case was re-scheduled to be heard on October 30, 2007. The Company believes that this claim is unwarranted and lacking in merit, and management is confident that the Company will not incur a material loss in connection with this lawsuit.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these  consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these combined and consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company’s coverage under the P&I insurance policies, except for pollution, is unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)
        (Expressed in thousands of U.S. dollars –
       except share and per share data, unless otherwise stated)

10.           Equity Incentive Plan:

On February 27, 2007, the Company granted 109,167 shares of restricted common stock to certain employees of the Company under the 2006 Equity Incentive Plan (“2006 Plan”) adopted by the Company on November 2, 2006. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on February 27, 2008 and on February 27 of each of the three years thereafter.

On May 22, 2007, the Company granted 29,600 shares of restricted common stock to four non-executive members of the Board of Directors under the 2006 Plan. With respect to 19,600 shares, the restricted shares vest and the restrictions lapse on the date of the 2008 Annual Meeting of Shareholders. The remaining 10,000 shares vest on the date of the 2009 Annual Meeting of Shareholders.

On September 7, 2007, the Company granted 10,000 shares of restricted common stock to a certain employee of the Company under the 2006 Plan. The restricted shares vest, and the restrictions lapse, with respect to each 25% lot of these shares, on September 7, 2008 and on September 7 of each of the three years thereafter.

All grants of restricted stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company’s unvested restricted stock outstanding for the nine months ended September 30, 2007 (in thousands, except for weighted average grant date fair value):

	Unvested Restricted Stock	Weighted Average Grant Date Fair Value
January 1, 2007	107	15.75
Granted	149	15.52
September 30, 2007	256	15.62

The grant-date fair values of the restricted stock are determined by the closing price of the Company’s common stock traded on the NYSE on the grant date. Total compensation cost of $1,217 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of operations for the nine months ended September 30, 2007.

As of September 30, 2007, there was $2,741 of total unrecognized compensation cost related to non-vested restricted stock awards, which is expected to be recognized as compensation expense over a weighted average period of 2.2 years as follows:

Amount
October 1 to December 31, 2007	523
2008	1,237
2009	601
2010	291
2011	89
2,741

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
        (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.           Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company’s authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. As of September 30, 2007, the Company had no shares of preferred stock issued and outstanding and had 42,410,000 shares of common stock, with a par value of $0.01, issued and outstanding.

During the nine months ended September 30, 2007, the Company declared and paid dividends of $1,278.

12.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

Information concerning the Company’s total sales of marine petroleum products is presented as follows, attributed based on the point-of-delivery geographical locations of customer vessels:

	Nine Months Ended September 30,
	2006	2007
Greece	135,826	111,492
Gibraltar	173,894	289,987
United Arab Emirates	137,248	171,574
Jamaica	107,897	149,816
Singapore	27,370	114,699
Other	11,488	11,021
Total	593,723	848,589

The Company’s long-lived assets mainly consist of bunkering tankers which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company’s existing or new territories to optimize the vessel per geographical territory ratio. The Company’s vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

The following disclosure of the locations of long-lived assets is based on the physical locations of the assets, which are not necessarily indicative of the territories that have jurisdiction over such assets:

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
        (UNAUDITED)
        (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

12.	Business Segments and Geographical Information: (Continued)

	December 31, 2006	September 30, 2007
Gibraltar	23,492	34,344
United Arab Emirates	14,572	31,842
Jamaica	14,071	6,945
Singapore	5,656	20,388
United States of America	785	768
Greece	123	162
International waters	3,788	20,458
Total	62,487	114,907

13.           Subsequent Events

On September 27, 2007, the Company signed a memorandum of agreement with a third-party seller for the purchase of Vera, a 1985-built 2,642 dwt single hull bunkering tanker, for $1,900.  The Company took delivery of the vessel on October 9, 2007.

On September 27, 2007, the Company signed a memorandum of agreement with a third-party seller for the purchase of Sara, a 1990-built and 2003-upgraded 7,233 dwt double hull bunkering tanker, for $5,900.  The Company took delivery of the vessel on October 9, 2007.

On October 9, 2007, the Company entered into three share purchase agreements for the purchase of all of the outstanding stock of Bunkers at Sea, a Belgium-based marketer and independent physical supplier of marine fuel to vessels in port and at sea. The price of this acquisition is $3,200 plus certain post-closing working capital adjustments which will be finalized by November 30, 2007.

On October 19, 2007, the Company’s secured senior credit facility was amended and increased up to $208,400 including an increase in the overdraft sublimit from $50,000 to $75,000. As of October 26, 2007, the Company had an overdraft balance of $66,200.

-
Exhibit 2

CONTACTS:
Ziad Nakhleh	E. Nikolas Tavlarios	Investor Relations:
Chief Financial Officer	President	Leon Berman, Principal
(011) 30-210-458-6200	(212) 763-5659	The IGB Group
znakhleh@ampni.com	ntavlarios@ampni.com	(212) 477-8438

Aegean Marine Petroleum Network Inc. Announces New $300 Million Credit Facility

PIRAEUS, Greece, November 6, 2007 – Aegean Marine Petroleum Network Inc. (NYSE: ANW), an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea, today announced it has received a commitment letter to enter into a new $300 million senior secured revolving credit facility.

Underwritten by The Royal Bank of Scotland plc and HSH Nordbank AG, the new facility is expected to have a term of one year and bear interest at LIBOR plus a margin ranging between 0.25% and 1.25%. The Company expects to use the proceeds from the new facility to replace a part of its existing $183.4 million senior secured credit facility.  Final terms of the new credit facility are subject to the execution of final loan documents.

E. Nikolas Tavlarios, President, commented, “Our newly committed $300 million credit facility will include a favorable interest rate and significantly improve the Company’s financial strength. As we continue to execute our well-funded growth plan, our new credit facility will provide us with a greater working capital base and enhance our ability to further expand marine fuel and lubricant sales volumes. We believe that our new facility further underscores Aegean’s growth strategy and prospects.”

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is a marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea.  As a physical supplier, the Company purchases marine fuel from refineries, major oil producers and other sources.  The Company sells and delivers these fuels to a diverse group of ocean-going and coastal ship operators and marine fuel traders, brokers and other users through its service centers in Greece, Gibraltar, Singapore, Jamaica, the United Arab Emirates, Belgium and the United Kingdom, and plans to commence physical supply operations in its recently established service center in Ghana by the end of the year.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

###

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated:  November 7, 2007
By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios
Title:   President